EXHIBIT 99.1

Almaden Provides Update on Arbitration Process with Mexico

Increased Damages Award Presented

VANCOUVER, British Columbia, May 21, 2026 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSXV: AMM; OTCQB: AAUAF) provides an update to the international arbitration proceedings (the “Claim”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) with the United Mexican States (“Mexico”).

Almaden is pursuing this Claim together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Prior to the illegal acts of Mexico which resulted in the complete loss of the investment, Almaden held 100% of the Ixtaca precious metals project in Mexico (the “Project”), while Almadex held a 2.0% NSR royalty on the Project.

By way of update, the Claimants have now filed their Reply to the Counter-Memorial that Mexico submitted in December, 2025. The Reply comprehensively addresses the arguments presented in Mexico’s Counter Memorial, and outlines Mexico’s breaches of the CPTPP through:

  the arbitrary denial on 17 December 2020 by Mexico’s environmental authority (“SEMARNAT”) of Almaden’s environmental permit application for the Project;
  the Mexican Supreme Court’s 16 February 2022 decision which ordered the suspension of the mineral concessions underlying the Ixtaca deposit (the “Concessions”), a pronouncement on “feasibility”, and indigenous consultations;
  SEMARNAT’s bad faith campaign against the Project from at least December 2020 until February 2023; and, the determination issued by Mexico’s Mining Authority (“Economia”) on 9 February 2023 which arbitrarily and retroactively declared a lack of “feasibility” regarding the Concession titles that it had approved years earlier and validated several times since, thereby cancelling the Concessions in full.

The Reply builds upon and adds to the independent expert reports and witness statements that formed part of the Memorial. Among the reports filed as part of the Reply is an independent quantum expert report, updated to reflect movements in precious metal prices, interest rates, and other factors since the Claimant’s Memorial filing in March, 2025. Based on this updated quantum estimate the Claimants now seek damages in the amount of US$2.68 billion, in the aggregate. This number may be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

The next steps in the arbitration process include Mexico filing its Rejoinder to the Claimants’ Reply, which is currently scheduled for late August, 2026 and then the in-person hearing in Washington D.C, currently scheduled for December 14-18, 2026.

The Claim is being prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes and is being funded through a US$9.5 million non-recourse litigation funding agreement provided by a leading legal finance counterparty. The Claimants’ legal counsel are Boies, Schiller, Flexner, LLP, Willkie Farr & Gallagher LLP, and RíosFerrer + Gutiérrez, S.C.

Background to the Claim

In April, 2015, an ejido community (“Ejido”) filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

The Ejido in question is a small, remote mountain village of approximately 150 residents, located at an altitude of 2,569 meters, a higher elevation than the Project. It is situated entirely outside the Project’s “area of influence” as defined in the Company’s environmental permit application of February, 2019, approximately 45 minutes to an hour by car from the Project site. The Ejido lands cover an area of approximately 330 hectares, in the southeastern portion of the mineral concessions which were owned by the Company. The Lawsuit was supported by internationally funded non-governmental organizations.

Upon learning of the Lawsuit, Almaden immediately sought to relinquish approximately 7,000 hectares of its mineral title area including the portion overlapping with the Ejido lands, believing that this would address the Ejido’s concerns. The reduced title area was confirmed by the Mexican mining authorities in 2017. However, the Ejido appealed this reduction, and in late 2020 the Mexican courts confirmed that the Company was obligated to continue in its possession of the larger title area.

In 2018, President Lopez-Obrador (“AMLO”) came into power in Mexico. The AMLO regime is widely recognized as having been hostile to the mining industry, in particular foreign mining companies that owned or sought to develop mining projects in Mexico.

In 2022, Mexico’s Supreme Court (“SCJN”) ruled on the Lawsuit. In effect, the SCJN ruling concluded that the Mexican mining law was not unconstitutional, but that the Mexican mining authority (“Economia”) had improperly failed to carry out Mexico’s Indigenous consultation obligations before issuing the mineral titles. The SCJN required that the Company’s two mineral titles be suspended, in order that the Company’s mineral titles, originally approved in 2003 and 2009, could be reissued by Economia after it complied with its Indigenous consultation obligations.

The rights endowed by the Company’s mineral titles were suspended in June, 2022, and the Company began working cooperatively with Economia to facilitate what it thought would be the first ever Indigenous consultation in Mexico in respect of the granting of mineral titles. In October, 2022 however, the head of Economia was replaced and the Company’s access to Economia ceased.

In February, 2023 Economia filed a notice with the courts charged with implementing the SCJN decision, seeking to deny the two mineral titles retroactively. The notice claimed that the original mineral title applications contained alleged de minimis technical faults, despite Economia’s approval of the mineral title applications and grant of the mineral titles in 2003 and 2009, and repeated affirmation of the validity of the mineral titles. By alleging such de minimis technical faults in the mineral title applications, Economia breached Mexican domestic law and international law to deny arbitrarily and retroactively the grant of the mineral titles and thereby avoid the Indigenous consultation ordered by the SCJN. Such consultation would have been welcomed by both the Company and community members living in the area of influence of the Project.

Despite the legal appeals of the Company and surrounding community members that Indigenous consultation should proceed, the Mexican courts endorsed Economia’s position. Therefore, the mineral rights underpinning the Project were definitively cancelled and reverted to the Government of Mexico, and Indigenous consultation never occurred.

While the Company will continue to vigorously prosecute this Claim, its preference is for a negotiated settlement that would benefit all stakeholders.

On behalf of the Board of Directors,

“Douglas J. McDonald”
Douglas J. McDonald, B.Com, M.A.Sc.
President & CEO
Almaden Minerals Ltd.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing of any update regarding the arbitration calendar.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/